

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. J. Brian Palmer
Vice President and Chief Accounting Officer
White Mountains Insurance Group, Ltd.
265 Franklin Street, 5th Floor
Boston, Massachusetts 02110

Re: **White Mountains Insurance Group, Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-8993

Dear Mr. Palmer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Operations by Segment, page 51

1. Please revise to disclose the impact of reinsurance on your operating results for each period presented and the reasonably likely impact on your future operating results of planned events or transactions, as well as any known trends or uncertainties, related to your reinsurance activities.

Liquidity and Capital Resources, page 65

2. Your cash flows from operations decreased from $345.8 million provided from operations in 2007 to $46.7 million used for operations in 2009. Please revise to disclose

the operational reasons for this trend, focusing upon the material changes in operating cash flows underlying the major captions reported in your consolidated statement of cash flows. Disclose the impact of this trend on your future liquidity and your ability to meet future cash requirements, particularly the contractual obligations and commitments, shown on page 69. Refer to SEC Release No. 33-8350, IV, B.

Insurance Float, page 67

3. You state that insurance float is an important aspect of your insurance operations. Please disclose the factors underlying the decrease in insurance float from $6.7 billion at January 1, 2005 to $4.6 billion at December 31, 2009 and the reasonably likely impact of this decrease on your future operating results and financial condition. Also, disclose any known trends, demands, events or uncertainties that you expect may materially impact the level of your insurance float in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant